December 17, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Legal Branch Chief

Re:	Adecoagro S.A. Registration Statement on Fom F-3

File No. 333-191325

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Adecoagro S.A. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-191325), as amended (the “Registration Statement”), to 4:00 p.m. (Eastern Time) on Monday, December 23, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Frank Vivero of Haynes and Boone LLP, special U.S. counsel to the Registrant, at (212) 659-4970 or frank.vivero@haynesboone.com, as soon as the Registration Statement has been declared effective, or if you have any comments or questions regarding this matter.

Very truly yours,

Adecoagro S.A.

By:	/s/ Mariano Bosch
Mariano Bosch

Chief Executive Officer

cc:	Emilio Gnecco (Adecoagro S.A.)

Frank Vivero, Esq., (Haynes and Boone LLP)